SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No.                    )
China Unicom (Hong Kong) Limited

(Name of Issuer)
Ordinary Shares, Par Value HK$0.10 Per Share

(Title of Class of Securities)
16945R 10 4

(CUSIP Number)
Chu Ka Yee
China Unicom (Hong Kong) Limited
75th Floor, The Center
99 Queen’s Road Central
Hong Kong
Telephone: (+852) 2121 3220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 15, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SIGNATURE
Exhibit A
Exhibit B

CUSIP No.	16945R 10 4

1	NAME OF REPORTING PERSON CHINA UNITED TELECOMMUNICATIONS CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,773,353,135(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

9,725,000,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,773,353,135(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.4%(1)

14	TYPE OF REPORTING PERSON

CO
(1) Includes 7,008,353,115 Unicom Shares (as defined in Item 1) held by China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands (“Netcom BVI”), as to which the Reporting Person may be deemed to be the beneficial owner due to its beneficial ownership interest in Unicom BVI and the formation of a group (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) between China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands (“Unicom BVI”), and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4. The Reporting Person disclaims such beneficial ownership.

CUSIP No.	16945R 10 4

1	NAME OF REPORTING PERSON CHINA UNITED TELECOMMUNICATIONS CORPORATION LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,773,353,135(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

9,725,000,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,773,353,135(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.4%(1)

14	TYPE OF REPORTING PERSON

CO
(1) Includes 7,008,353,115 Unicom Shares (as defined in Item 1) held by Netcom BVI, as to which the Reporting Person may be deemed to be the beneficial owner due to its beneficial ownership interest in Unicom BVI and the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between Unicom BVI and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4. The Reporting Person disclaims such beneficial ownership.

CUSIP No.	16945R 10 4

1	NAME OF REPORTING PERSON CHINA UNICOM (BVI) LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,773,353,135(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

9,725,000,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,773,353,135(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.4%(1)

14	TYPE OF REPORTING PERSON

CO
(1) Includes 7,008,353,115 Unicom Shares (as defined in Item 1) held by Netcom BVI, as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between the Reporting Person and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4.

CUSIP No.	16945R 10 4

1	NAME OF REPORTING PERSON CHINA NETWORK COMMUNICATIONS GROUP CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,773,353,135(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

7,008,353,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,773,353,135(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.4%(1)

14	TYPE OF REPORTING PERSON

CO
(1) Includes 9,725,000,020 Unicom Shares (as defined in Item 1) held by Unicom BVI as to which the Reporting Person may be deemed to be the beneficial owner due to its beneficial ownership interest in Netcom BVI and the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between Unicom BVI and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4. The Reporting Person disclaims such beneficial ownership.

CUSIP No.	16945R 10 4

1	NAME OF REPORTING PERSON CHINA NETCOM GROUP CORPORATION (BVI) LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,773,353,135(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

7,008,353,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,773,353,135(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.4%(1)

14	TYPE OF REPORTING PERSON

CO
(1) Includes 9,725,000,020 Unicom Shares (as defined in Item 1) held by Unicom BVI, as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between Unicom BVI and the Reporting Person as a result of the Concert Party Agreement as described in Items 3 and 4.

EXPLANATORY NOTE: The Unicom Reporting Persons (as defined below) have previously filed with the Securities and Exchange Commission (“SEC”) a statement of beneficial ownership relating to the Unicom Shares (as defined below), and an amendment thereto, on Schedule 13G pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13d-1(d) thereunder. As of October 15, 2008, the Unicom Reporting Persons may be deemed to have acquired beneficial ownership of more than 2% of the Unicom Shares (as defined below) during the preceding twelve months, and, accordingly, are now filing this Schedule 13D. Netcom Group (as defined below) and Netcom BVI (as defined below) are filing this Schedule 13D due to their acquisition of beneficial ownership of Unicom Shares upon effectiveness of the Scheme (as defined below).

ITEM 1.	SECURITY AND ISSUER.
     This Schedule 13D relates to the ordinary shares, par value HK$0.10 per share (the “Unicom Shares”), of China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), a corporation organized under the laws of Hong Kong (“China Unicom”). The address of China Unicom’s principal executive offices is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, the People’s Republic of China (the “PRC”).

ITEM 2.	IDENTITY AND BACKGROUND.
     (a) - (c) This statement on Schedule 13D is jointly filed by China United Telecommunications Corporation, a company incorporated in the PRC (“Unicom Group”); China United Telecommunications Corporation Limited, a company incorporated in the PRC (the “Unicom A Share Company”); China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands (“Unicom BVI” and, collectively with Unicom Group and the Unicom A Share Company, the “Unicom Reporting Persons”); China Network Communications Group Corporation, a company incorporated in the PRC (“Netcom Group”) and China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands (“Netcom BVI”) (collectively with the Unicom Reporting Persons, the “Companies”).

     Unicom Group is a telecommunications operator in the PRC. Unicom Group currently holds 61.0% of the total equity interest in the Unicom A Share Company with the remaining 39.0% of the Unicom A Share Company mostly owned by public shareholders. On September 24, 2008, Unicom Group announced that it intends to acquire additional shares of the Unicom A Share Company, representing up to 2% of the total issued share capital of the Unicom A Share Company, during a period of 12 months from such date. The Unicom A Share Company in turn holds 82.1% of the total issued capital of Unicom BVI with the remaining 17.9% of Unicom BVI being held directly by Unicom Group. Unicom BVI holds 40.9% of the outstanding Unicom Shares. The Unicom A Share Company and Unicom BVI are holding companies whose subsidiaries are telecommunications operators in the PRC. The address of Unicom Group’s principal place of business is No. 133A, Xidan North Street, Xicheng District, Beijing 100032, the PRC. The address of the Unicom A Share Company’s principal place of business is 29th Floor, Lian Tong Tower, 1033 Chang Ning Road, Shanghai 200050, the PRC. The address of Unicom BVI’s principal place of business is 75th Floor, the Center, 99 Queen’s Road Central, Hong Kong, the PRC.
     Netcom Group is a telecommunications operator in the PRC. Netcom Group currently holds 100% of the total issued capital of Netcom BVI. Netcom BVI currently holds 29.5% of the outstanding Unicom Shares. Netcom BVI is a holding company whose subsidiaries are telecommunications operators. The address of both Netcom Group and Netcom BVI’s principal place of business is 21 Financial Street, Xicheng District, Beijing, the PRC.
     The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of the Companies, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.
     (d) - (e) During the last five years, none of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers and directors named on Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The citizenship of each of the directors and executive officers of the Companies is set forth in Schedule I.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     On October 15, 2008 (the “Effective Date”), a merger between China Unicom and China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) by way of a scheme of arrangement of China Netcom under Section 166 of the Hong Kong Companies Ordinance (the “Scheme”) became effective and, as a result, China Netcom became a wholly-owned subsidiary of China Unicom. Pursuant to the Scheme, all of the ordinary shares, par value US$0.04 per share, of China Netcom (the “Netcom Shares”) outstanding before the Effective Date were cancelled in exchange for newly issued Unicom Shares. Netcom BVI, which held 4,647,449,015 Netcom Shares before the Effective Date (including one Netcom Share held by CNC Cayman Limited, a wholly-owned subsidiary of Netcom BVI incorporated in the Cayman Islands (“CNC Cayman”)), received 7,008,353,115 Unicom Shares (including one Unicom Share received by CNC Cayman) in exchange for the cancellation of its Netcom Shares, and thus owns 29.5% of the total outstanding Unicom Shares. Unicom BVI has held, before and after the Effective Date, 9,725,000,020 Unicom Shares, which it had acquired prior to the initial public offering of China Unicom and the registration of the Unicom Shares under the Exchange Act in June 2000. The Unicom Shares held by Unicom BVI represented 71.2% of the total outstanding Unicom Shares before the Effective Date and, as a result of the issuance of new Unicom Shares to former holders of Netcom Shares pursuant to the Scheme, now represent 40.9% of the total outstanding Unicom Shares.
     On September 22, 2008, Unicom BVI and Netcom BVI entered into a concert party agreement (the “Concert Party Agreement”) in respect of their respective shareholding interests in China Unicom pursuant to which, conditional upon the Scheme becoming effective, they agreed to actively cooperate to consolidate control of China Unicom following the completion of the Scheme. See Item 4 for more details regarding the Concert Party Agreement.

ITEM 4.	PURPOSE OF THE TRANSACTION.
     As described in Item 3, Unicom BVI acquired the 9,725,000,020 Unicom Shares it holds prior to the initial public offering of China Unicom and the registration of the Unicom Shares under the Exchange Act in June 2000, and Netcom BVI acquired on the Effective Date 7,008,353,115 Unicom Shares (including one Unicom Share acquired by CNC Cayman) in exchange for the cancellation of its Netcom Shares pursuant to the Scheme.

     Unicom BVI and Netcom BVI entered into the Concert Party Agreement with a view to actively cooperating to consolidate control of China Unicom. In particular, pursuant to the Concert Party Agreement, conditional upon the Scheme becoming effective, Unicom BVI and Netcom BVI agreed that, with effect from the Effective Date: (i) Unicom BVI and Netcom BVI will be parties acting in concert in respect of their voting rights in China Unicom and will actively cooperate to consolidate control of China Unicom; (ii) Unicom BVI and Netcom BVI will cooperate on all matters that require the approval of the shareholders of China Unicom, subject to the approval of the relevant party’s board of directors and/or shareholders if required; and (iii) neither Unicom BVI nor Netcom BVI will sell any Unicom Shares if, as a result of such sale, the aggregate shareholdings of Unicom BVI and Netcom BVI in China Unicom will fall below 50% of the then issued share capital of Unicom, without first notifying and consulting with the other party.
     Following the completion of the Scheme, Mr. Li Gang and Mr. Zhang Junan have resigned as Executive Directors of China Unicom, Mr. Lu Jianguo and Mr. Lee Suk Hwan have resigned as Non-Executive Directors of China Unicom and Mr. Shan Weijian has resigned as Independent Non-Executive Director of China Unicom, each with effect from October 15, 2008. With effect from such date, Mr. Lu Yimin, who previously held a senior management position with Netcom Group, and Mr. Zuo Xunsheng, who previously served as chief executive officer and chairman of China Netcom, have been appointed as Executive Directors of China Unicom, Mr. Cesareo Alierta Izuel and Mr. Kim Shin Bae have been appointed as Non-Executive Directors of China Unicom, and Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming have been appointed as Independent Non-Executive Directors of China Unicom and members of the Company’s audit committee and remuneration committee, each with effect from October 15, 2008. In addition to these changes in the composition of the board of directors and management of China Unicom, in order to realize synergies of the combined businesses following the completion of the Scheme, the Companies intend to further integrate the management teams of China Unicom and China Netcom, which may include making possible further changes to the size and composition of the management team of China Unicom, as the Companies may deem appropriate.
     The Companies intend to review their shareholding interests in China Unicom on a continuing basis and, subject to the Concert Party Agreement and applicable laws, reserve the right to take such actions in the future in connection with their shareholding interests in China Unicom as they deem appropriate, including changing their intentions with respect to any or all matters referred to in this Schedule 13D.
     Except as set forth in this Schedule 13D, none of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers or directors named on Schedule I has any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instruction to Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
     (a) Unicom BVI is the registered and beneficial owner of 9,725,000,020 Unicom Shares, representing 40.9% of the total outstanding Unicom Shares. In addition, due to the Concert Party Agreement and the acquisition by Netcom BVI of beneficial ownership of Unicom Shares upon the occurrence of the Effective Date, Unicom BVI and Netcom BVI constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder, and, accordingly, Unicom BVI is deemed to have acquired on the Effective Date beneficial ownership of the 7,008,353,115 Unicom Shares held by Netcom BVI (including the one Unicom Share held by CNC Cayman). Thus, Unicom BVI is deemed to beneficially own in the aggregate 16,773,353,135 Unicom Shares, representing 70.4% of the total outstanding Unicom Shares.
     Unicom Group and the Unicom A Share Company, by virtue of their ownership interest in China Unicom, each beneficially own the 9,725,000,020 Unicom Shares held by Unicom BVI, representing 40.9% of the total outstanding Unicom Shares, and may also be deemed to have acquired on the Effective Date beneficial ownership of the 7,008,353,115 Unicom Shares that are held by Netcom BVI and that are deemed to be beneficially owned by Unicom BVI as a result of the formation of the above described “group” between Unicom BVI and Netcom BVI. Thus, Unicom Group and the Unicom A Share Company may be deemed to each beneficially own in the aggregate 16,773,353,135 Unicom Shares, representing 70.4% of the total outstanding Unicom Shares. Each of Unicom Group and the Unicom A Share Company disclaims that it has agreed to act together with any of the parties to the Concert Party Agreement as a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder, and disclaims beneficial ownership of the 7,008,353,115 Unicom Shares held by Netcom BVI.
     Netcom BVI and CNC Cayman are the registered and beneficial owner of 7,008,353,114 Unicom Shares and one Unicom Share, respectively, together representing 29.5% of the total outstanding Unicom Shares, which they received upon the Effective Date in exchange for the cancellation of its Netcom Shares pursuant to the Scheme. In addition, due to the formation of the above described “group” with Unicom BVI, Netcom BVI is deemed to have acquired on the Effective Date beneficial ownership of the 9,725,000,020 Unicom Shares held by Unicom BVI. Thus, Netcom BVI is deemed to beneficially own in the aggregate 16,773,353,135 Unicom Shares, representing 70.4% of the total outstanding Unicom Shares.

     Netcom Group, by virtue of its ownership interest in Netcom BVI, beneficially owns the 7,008,353,115 Unicom Shares held by Netcom BVI, representing 29.5% of the total outstanding Unicom Shares, and may also be deemed to have acquired on the Effective Date beneficial ownership of the 9,725,000,020 Unicom Shares that are held by Unicom BVI and that are deemed to be beneficially owned by Netcom BVI as a result of the formation of the above described “group” between Unicom BVI and Netcom BVI. Thus, Netcom Group may be deemed to beneficially own in the aggregate 16,773,353,135 Unicom Shares, representing 70.4% of the total outstanding Unicom Shares. Netcom Group disclaims that it has agreed to act together as a group with any of the parties to the Concert Party Agreement and disclaims beneficial ownership of 9,725,000,020 Unicom Shares held by Unicom BVI.
     The aggregate numbers and percentages of Unicom Shares beneficially owned by each of the executive officers and directors of each of the Companies are set forth in Schedule II.
     (b) Each of Unicom BVI and Netcom BVI may be deemed to have the shared power to vote or to direct the voting of the 16,773,353,135 Unicom Shares that are deemed to be beneficially owned by each of them and that may be deemed to be beneficially owned by each of Unicom Group, the Unicom A Share Company and Netcom Group.
     Unicom Group and the Unicom A Share Company, by virtue of their ownership of Unicom BVI, may be deemed to have the shared power to direct the voting of the 16,773,353,135 Unicom Shares deemed to be beneficially owned by Unicom BVI and to direct the disposition of the 9,725,000,020 Unicom Shares registered in the name of Unicom BVI. Similarly, Netcom Group, by virtue of its ownership of Netcom BVI, may be deemed to have the shared power to direct the voting of the 16,773,353,135 Unicom Shares deemed to be beneficially owned by Netcom BVI and to direct the disposition of the 7,008,353,114 Unicom Shares registered in the name of Netcom BVI and the one Unicom Share registered in the name of CNC Cayman.
     Unless otherwise indicated, each executive officer or director of each of the Companies listed in Schedule II has the sole power to vote or dispose or to direct the vote or disposition of the Unicom Shares that he or she beneficially owns or shares such powers with his or her spouse.
     (c) Except as set forth in this Schedule 13D and Schedule II, neither any of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers and directors listed on Schedule I, beneficially owns or has effected any transactions in the Unicom Shares during the past 60 days.

     (d) Except as set forth in this Schedule 13D and Schedule II, neither any of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers and directors listed on Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale, of the Unicom Shares.
     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     The information set forth in Items 3 and 4 is incorporated herein by reference. A copy of the Concert Party Agreement is included as Exhibit A and the description of Concert Party Agreement contained herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference.
     Furthermore, the articles of association of the Unicom A Share Company and Unicom BVI implement a mechanism whereby Unicom BVI is required to vote its Unicom Shares proportionately in accordance with instructions from its shareholders, Unicom Group and the Unicom A Share Company. For purpose of the discussion below, the portions of the Unicom Shares owned by Unicom BVI corresponding to the proportionate interests of Unicom Group and the Unicom A Share Company are referred to as “Unicom Group’s Attributable Shares” and “Unicom A Share Company’s Attributable Shares”, respectively. Under this mechanism, before Unicom BVI is to vote on proposals at a shareholders’ meeting of China Unicom, the Unicom A Share Company must first convene its own shareholders’ meeting on the same proposals. The Unicom A Share Company is then required, and has the right, to direct Unicom BVI to vote the Unicom A Share Company’s Attributable Shares in the same proportions of approval, objection and abstention as resulted from the voting at the shareholders’ meeting of the Unicom A Share Company on such proposal. Unicom Group can similarly direct Unicom BVI’s voting of Unicom Group’s Attributable Shares. This voting mechanism is designed to allow public shareholders of the Unicom A Share Company to indirectly participate in the shareholder voting of China Unicom. It would not apply to the approval process for any connected transaction between China Unicom or its subsidiaries and Unicom Group or its subsidiaries on which Unicom BVI is not permitted to vote under the Listing Rules of the Stock Exchange of Hong Kong Limited. Such connected transactions may require separate approvals by the public shareholders of both China Unicom and the Unicom A Share Company. The articles of association of the Unicom A Share Company include provisions requiring the Unicom A Share Company to maintain effective control of China Unicom and otherwise limiting the business scope and activities of the Unicom A Share Company. These provisions require the consent of shareholders holding four-fifths of the shares represented at a shareholders’ meeting of the Unicom A Share Company for amendment.

     Under a comprehensive services agreement, dated August 12, 2008 (the “Comprehensive Services Agreement”), which replaced a comprehensive services agreement, dated October 26, 2006, between Unicom Group and the Unicom A Share Company, Unicom Group agreed not to approve, perform or agree to the occurrence or implementation of any acts in respect of the shareholdings it beneficially owns in the “listed group” that may lead to the possible loss of control of Unicom Group over its operating subsidiary(ies). Unicom Group believes that due to the level of its beneficial ownership interest in China Unicom and the Concert Party Agreement, it continues to “control” its operating subsidiary(ies) within the meaning of the Comprehensive Services Agreement.
     Except as described above and on Schedule II, neither any of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers and directors listed on Schedule I, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of China Unicom, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit A:
Concert Party Agreement, dated September 22, 2008, between Unicom BVI and Netcom BVI.
Exhibit B:
Joint Filing Agreement, dated October 27, 2008, among Unicom Group, Unicom A Share Company, Unicom BVI, Netcom Group and Netcom BVI.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

China United Telecommunications Corporation			China United Telecommunications Corporation Limited
By:	/s/ Chang Xiaobing		By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing		Name:	Chang Xiaobing
	Title:	Chairman		Title:	Chairman
	Date:	October 27, 2008		Date:	October 27, 2008

China Unicom (BVI) Limited
By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Director
	Date:	October 27, 2008

China Network Communications Group Corporation			China Netcom Group Corporation (BVI) Limited
By:	/s/ Zuo Xunsheng		By:	/s/ Zuo Xunsheng
	Name:	Zuo Xunsheng		Name:	Zuo Xunsheng
	Title:	Deputy General Manager		Title:	Director
	Date:	October 26, 2008		Date:	October 26, 2008

Schedule I
Executive Officers and Directors of the Companies
The following is a list of all executive officers and directors of each of the Companies and certain other information with respect to each executive officer and director. Unless otherwise indicated, each of Unicom Group’s executive officers and directors’ business address is No. 133A, Xidan North Street, Xicheng District, Beijing 100032, the PRC; each of Unicom A Share Company’s executive officers or directors’ business address is 29th Floor, Lian Tong Tower, 1033 Chang Ning Road, Shanghai 200050, the PRC; each of Unicom BVI’s executive officers or directors’ business address is 75th Floor, the Center, 99 Queen’s Road Central, Hong Kong, the PRC; each of Netcom Group and Netcom BVI’s executive officers or directors’ business address is 21 Financial Street, Xicheng District, Beijing, the PRC.
Executive Officers and Directors of Unicom Group

Name	Principal Occupation or Employment at the Companies	Name and Address of Corporation or Employment/ Organization in Which Employed	Citizenship
Chang Xiaobing	Chairman		PRC
Tong Jilu	Director and Vice President		PRC
Li Gang	Director and Vice President		PRC
Zhang Junan	Director and Vice President		PRC
Jiang Peihua	Director	General Manger — China United Telecommunications Corporation Beijing Branch No. 9-1, Road Yangfangdian, Haidian District, Beijing 100036, the PRC	PRC
Dong Qunke	Director	Director — China Resources Investment & Asset Management Co., Ltd. 44th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong	PRC
Li Xiong	Director	General Manager — CITIC Guoan Communications Company Ltd. 4th Floor, Guoan Building, No. 1, Guandongdian North Street, Chaoyang District, Beijing 100020, the PRC	PRC
Zhang Dongchen	Director	Chairman — China Communications System Co., Ltd. 9#Building, Area 2, No.188, Nansihuan West Rd., Fengtai Dist., Beijing 100070, the PRC	PRC

Executive Officers and Directors of Unicom A Share Company

Name	Principal Occupation or Employment at the Companies	Name and Address of Corporation or Employment/ Organization in Which Employed	Citizenship
Chang Xiaobing	Chairman		PRC
Tong Jilu	Director		PRC
Lu Jianguo	Director		PRC
Liu Yunjie	Director		PRC
Zhang Jian	Director and Vice President		PRC
Gao Shangquan	Independent Director	President — China Society of Economic Reform 4, Zhaojunmiao, Haidian District, Beijing 100081, the PRC	PRC
Chen Xiaoyue	Independent Director	Professor — Tsinghua University School of Economics and Management Tsinghua University, Haidian District, Beijing 100084, the PRC	PRC
Chen Junliang	Independent Director	Professor — Beijing University of Post and Telecommunications Post 206, Beijing University of Post and Telecommunications, Beijing 100088, the PRC	PRC
Wang Chenguang	Independent Director	Dean — Tsinghua University Law School Tsinghua University, Haidian District, Beijing 100084, the PRC	PRC
Zhao Chuanli	Supervisor		PRC
Tang Fuxin	Supervisor		PRC
Lao Jianhua	Board Secretary		PRC

Executive Officers and Directors of Unicom BVI

Name	Principal Occupation or Employment at the Companies	Name and Address of Corporation or Employment/ Organization in Which Employed	Citizenship
Chang Xiaobing	Director		PRC
Li Qiuhong	Director		PRC
Executive Officers and Directors of Netcom Group

Name	Principal Occupation or Employment at the Companies	Name and Address of Corporation or Employment/ Organization in Which Employed	Citizenship
Lu Yimin	Party Committee Vice Secretary		PRC
Zuo Xunsheng	Deputy General Manager		PRC
Li Jianguo	Head of Discipline Inspection Team		PRC
Pei Aihua	Deputy General Manager		PRC
Li Fushen	Chief Accountant		PRC
Zhao Jidong	Deputy General Manager		PRC
Jiang Zhengxin	Deputy General Manager		PRC
Executive Officers and Directors of Netcom BVI

Name	Principal Occupation or Employment at the Companies	Name and Address of Corporation or Employment/ Organization in Which Employed	Citizenship
Zuo Xunsheng	Director		PRC
Li Fushen	Director		PRC

Schedule II
Beneficial Ownership of Executive Officers and Directors
The percentages of Unicom Shares outstanding provided in the tables below are based on 23,767,341,322 Unicom Shares outstanding as of October 15, 2008; provided that Unicom Shares issuable upon exercise of options that are exercisable within 60 days of October 15, 2008 are considered outstanding for the purpose of calculating the percentage of outstanding Unicom Shares held by such individual, but not for the purpose of calculating the percentage of outstanding Unicom Shares held by any other individual.
Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Unicom Group

			Total Number
			of Unicom
			Shares
	Unicom Shares Beneficially Owned		Covered by
	Aggregate		Options in		Option
	Number of		Unicom	Option Expiration	Exercise
Name	Unicom Shares(1)	Percentage	Shares(2),(3)	Date	Price
Chang Xiaobing	928,000	0.0039%	526,000	December 20, 2010	HK$6.20
			800,000	February 14, 2012	HK$6.35

			1,326,000

Tong Jilu	686,000 (4)	0.0029%	292,000	June 22, 2010	HK$15.42
			92,000	July 19, 2010	HK$5.92
			500,000	February 14, 2012	HK$6.35

			32,000 (5)	July 19, 2010	HK$5.92
			40,000 (5)	February 14, 2012	HK$6.35

			956,000

Li Gang	250,000	0.0011%	500,000	February 14, 2012	HK$6.35

Zhang Junan	250,000	0.0011%	500,000	February 14, 2012	HK$6.35

Jiang Peihua	53,600	0.0002%	1,600	June 21, 2010	HK$15.42

			206,000	February 14, 2012	HK$6.35

			207,600

Dong Qunke	0	0	0

Li Xiong	0	0	0

Zhang Dongchen	0	0	0

(1)	None of the executive officers and directors of Unicom Group owns any Unicom Shares. The total number of Unicom Shares beneficially owned by such executive officers and directors reflects Unicom Shares issuable upon exercise of options that are exercisable as of October 15, 2008 and will become exercisable within 60 days following October 15, 2008.

(2)	Each option gives the holder the right to purchase one Unicom Share.

(3)	Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of October 15, 2008 and will become exercisable within 60 days following October 15, 2008 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.

(4)	Includes 52,000 Unicom Shares beneficially owned by his spouse, with whom he shares the power to vote or dispose or to direct the vote or to direct the disposition.

(5)	Options of China Unicom beneficially owned by his spouse.
Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Unicom A Share Company

			Total Number
			of Unicom
			Shares
	Unicom Shares Beneficially Owned		Covered by
	Aggregate		Options in		Option
	Number of		Unicom	Option Expiration	Exercise
Name	Unicom Shares(1)	Percentage	Shares(2),(3)	Date	Price
Chang Xiaobing	928,000	0.0039%	526,000	December 20, 2010	HK$6.20
			800,000	February 14, 2012	HK$6.35

			1,326,000

Tong Jilu	686,000 (4)	0.0029%	292,000	June 22, 2010	HK$15.42
			92,000	July 19, 2010	HK$5.92
			500,000	February 14, 2012	HK$6.35

			32,000 (5)	July 19, 2010	HK$5.92
			40,000 (5)	February 14, 2012	HK$6.35

			956,000

			Total Number
			of Unicom
			Shares
	Unicom Shares Beneficially Owned		Covered by
	Aggregate		Options in		Option
	Number of		Unicom	Option Expiration	Exercise
Name	Unicom Shares(1)	Percentage	Shares(2),(3)	Date	Price
Lu Jianguo	834,600	0.0035%	292,600	June 21, 2010	HK$15.42
			292,000	July 19, 2010	HK$5.92
			500,000	February 14, 2012	HK$6.35

			1,084,600

Liu Yunjie	148,600	0.0006%	148,600	June 21, 2010	HK$15.42

Zhang Jian	64,000	0.0003%	218,000	February 14, 2012	HK$6.35

Gao Shangquan	0	0	0

Chen Xiaoyue	0	0	0

Chen Junliang	0	0	0

Wang Chenguang	0	0	0

Zhao Chuanli	94,400	0.0004%	24,400	June 21, 2010	HK$15.42

			210,000	February 14, 2012	HK$6.35

			234,400

Tang Fuxin	38,000	0.0002%	178,000	February 14, 2012	HK$6.35

Lao Jianhua	0	0	0

(1)	None of the executive officers and directors of the Unicom A Share Company owns any Unicom Shares. The total number of Unicom Shares beneficially owned by such executive officers and directors reflects Unicom Shares issuable upon exercise of options that are exercisable as of October 15, 2008 and will become exercisable within 60 days following October 15, 2008.

(2)	Each option gives the holder the right to purchase one Unicom Share.

(3)	Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of October 15, 2008 and will become exercisable within 60 days following October 15, 2008 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.

(4)	Includes 52,000 Unicom Shares beneficially owned by his spouse, with whom he shares the power to vote or dispose or to direct the vote or to direct the disposition.

(5)	Options of China Unicom beneficially owned by his spouse.

Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Unicom BVI

Total Number
of Unicom
Shares
	Unicom Shares Beneficially Owned		Covered by
	Aggregate		Options in		Option
	Number of		Unicom	Option Expiration	Exercise
Name	Unicom Shares(1)	Percentage	Shares(2),(3)	Date	Price
Chang Xiaobing	928,000	0.0039%	526,000	December 20, 2010	HK$6.20
			800,000	February 14, 2012	HK$6.35

1,326,000

Li Qiuhong	548,400	0.0023%	204,400	June 21, 2010	HK$15.42
			204,000	July 19, 2010	HK$5.92
			280,000	February 14, 2012	HK$6.35

688,400

(1)	None of the executive officers and directors of Unicom BVI owns any Unicom Shares. The total number of Unicom Shares beneficially owned by such executive officers and directors reflects Unicom Shares issuable upon exercise of options that are exercisable as of October 15, 2008 and will become exercisable within 60 days following October 15, 2008.

(2)	Each option gives the holder the right to purchase one Unicom Share.

(3)	Comprised of all Unicom Shares underlying options, including Unicom Shares issuable upon exercise of options that are exercisable as of October 15, 2008 and will become exercisable within 60 days following October 15, 2008 and which have also been reflected in the column “Aggregate Number of Unicom Shares”.

Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Netcom Group

			Total Number
			of Unicom
			Shares
	Unicom Shares Beneficially Owned		Covered by
	Aggregate		Options in		Option
	Number of		Unicom	Option Expiration	Exercise
Name	Unicom Shares(1)	Percentage	Shares(2), (3)	Date	Price
Lu Yimin	0	0	0
Zuo Xunsheng	0	0	686,894	November 16, 2010	HK$5.57
Li Jianguo	602,000	0.0025%	0
Pei Aihua	0	0	482,560	November 16, 2010	HK$5.57
Li Fushen	0	0	723,840	November 16, 2010	HK$5.57
Zhao Jidong	0	0	723,840	November 16, 2010	HK$5.57
Jiang Zhengxin	0	0	0

(1)	Except for Mr. Li Jianguo, none of the executive officers and directors of Netcom Group owns any Unicom Shares.

(2)	Each option gives the holder the right to purchase one Unicom Share.

(3)	Comprised of all Unicom Shares underlying options. None of the options is exercisable as of October 15, 2008 or will become exercisable within 60 days following October 15, 2008.

Beneficial Ownership of Unicom Shares of Executive Officers and Directors of Netcom BVI

			Total Number
			of Unicom
			Shares
	Unicom Shares Beneficially Owned		Covered by
	Aggregate		Options in		Option
	Number of		Unicom	Option Expiration	Exercise
Name	Unicom Shares(1)	Percentage	Shares(2), (3)	Date	Price
Zuo Xunsheng	0	0	686,894	November 16, 2010	HK$5.57
Li Fushen	0	0	723,840	November 16, 2010	HK$5.57

(1)	None of the executive officers and directors of Netcom BVI owns any Unicom Shares.

(2)	Each option gives the holder the right to purchase one Unicom Share.

(3)	Comprised of all Unicom Shares underlying options. None of the options is exercisable as of October 15, 2008 or will become exercisable within 60 days following October 15, 2008.